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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549



                        SCHEDULE 13G


          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  (AMENDMENT NO.    2    )*
                                ---------

                  Dayton Hudson Corporation
- -------------------------------------------------------------------------------
                      (Name of Issuer)

                           Common
- -------------------------------------------------------------------------------
               (Title of Class of Securities)

                         239753-10-6
               -------------------------------
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

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CUSIP No. 239753-10-6               13G                       Page 2 of 6 pages

- -------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON S.S. or I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSON
    First Bank System Inc.
    601 2nd Ave. South
    Minneapolis, MN  55402-4302
    Tax I.D. No.:  41-0255900
- -------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) / /
                                                (b) / /

- -------------------------------------------------------------------------------
 3  SEC USE ONLY



- -------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, U.S.A.

- -------------------------------------------------------------------------------
 NUMBER OF             5  SOLE VOTING POWER
  SHARES                          859,888
BENEFICIALLY           --------------------------------------------------------
 OWNED BY              6  SHARED VOTING POWER
   EACH                           2,811,782(1)
 REPORTING             --------------------------------------------------------
  PERSON               7  SOLE DISPOSITIVE POWER
   WITH                           748,878
                       --------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER
                                   2,882,714(1)
- -------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,712,040(1)

- -------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.19%

- -------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

          H.C.

- -------------------------------------------------------------------------------


             SEE INSTRUCTION BEFORE FILLING OUT!

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                                                              Page 3 of 6 pages

ITEM 1

     a.   NAME OF ISSUER:

          Dayton Hudson Corporation

     b.   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Dayton Hudson Corporation
          777 Nicollet Mall
          Minneapolis, Minnesota  55402

ITEM 2

     a.   NAME OF PERSON FILING:

          First Bank System, Inc.

     b.   ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

          601 2nd Ave South
          Minneapolis, MN  55402-4302
          United States

     c.   TITLE OF CLASS OF SECURITIES:

          COMMON

     d.   CUSIP NUMBER:

          239753-10-6

ITEM 3

      The person filing this statement is a:
      (g) [x] Parent Holding Company

ITEM 4

     OWNERSHIP:

     a.  Amount beneficially owned:                                3,712,040(1)
     b.  Percentage of Class:                                             5.19%
     c.  Number of shares as to which such person has:

          1.   Sole power to vote or direct the vote:                   859,888
          2.   Shared power to vote or direct vote:                   2,811,782
          3.   Sole power to dispose or direct the disposition:         748,878
          4.   Shared power to dispose or direct the disposition:  2,882,714(1)

_______________________________
(1) This number includes 253,668 shares held in the "unallocated" account, as of December 31, 1993, of the Dayton Hudson Company Employee Stock Ownership Plan, for which an affiliate of First Bank Systems, Inc. acts as trustee. The shares held in the "unallocated" account are convertible preferred stock which are convertible at 10 to 1. The number of "allocated" shares held in such trust (172,857 convertible preferred stock as of December 31, 1993) is not included in this number, based upon our interpretation of SEC staff no-action letters

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                                                                    Page 4 of 6

ITEM 5

    OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:               (     )

ITEM 6

    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

    Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

    See Exhibit A

ITEM 8

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

    Not Applicable

ITEM 9

    NOTICE OF DISSOLUTION OF GROUP:

    Not Applicable

ITEM 10

    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 10, 1994



/s/Bruce L. Wilson
- --------------------------
Bruce L. Wilson
Vice President

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                                                                    Page 5 of 6

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington D. C. 20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

                                 EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

First Bank National Association         First Trust National Association
601 2nd Ave South                       180 East Fifth Street, Suite 200
Minneapolis, Minnesota 55402-4302       St. Paul, Minnesota 55101


First Bank (N.A.)                       First Trust Company of North
201 West Wisconsin Avenue               Dakota National Association
Milwaukee, Wisconsin 53203              505 Second Avenue North
                                        Fargo, North Dakota 58102

First Bank of South Dakota              Colorado National Bank
(National Association)                  P.O. Box 5548
141 North Main Avenue                   Denver, Colorado 80217
Sioux Falls, So. Dakota 57117


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                                                                    Page 6 of 6

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                          EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).